

Mailstop 3233

May 8, 2018

Via E-mail
Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553

  Re: **Arbor Realty Trust, Inc.**
    Form 10-K for fiscal year ended December 31, 2017
    Filed February 23, 2018
    File No. 001-32136

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Eric McPhee

        Eric McPhee
        Senior Staff Accountant
        Office of Real Estate and
        Commodities